Exhibit 99.5

POLY-PACIFIC INTERNATIONAL INC.

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: PMB-V
OTCBB Trading Symbol: PLYPF
BERLIN Trading Symbol: A0LGDN
FRANKFURT Trading Symbol: POZ

POLY-PACIFIC INTERNATIONAL INC.

ANNOUNCES STOCK OPTION GRANTS, AMENDMENTS AND CANCELLATIONS

CALGARY, ALBERTA -- (February 19, 2008) – Poly-Pacific International Inc. (the “Company”) announced today that, subject to regulatory approval, the Company intends to grant 2,575,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company. The options will have an exercise price of $0.12, with a five year term to expiry.

The Company also announced the amendment to an aggregate of 1,500,000 options originally granted July 23, 2007. The exercise price has been amended from $0.325 to $0.12 and all other terms of the options remain unchanged. The amendment to the options held by consultants and employees is subject to regulatory approval and the amendment to the options held by directors and officers is subject to both regulatory and disinterested shareholder approval, to be sought at the Company’s next annual shareholder meeting. The amended options will not be available for exercise until all necessary approvals are obtained.

The Company further announced that effective today, a Director of the Company has agreed to surrender 500,000 of the options originally granted to him under the Company’s Stock Option Plan on July 23, 2007 at a price of $0.325.

Poly-Pacific International Inc. is an innovator in eco-friendly solutions to industrial waste by-products. The Company is actively pursuing the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific International Inc. by telephone at (778) 786-1230 or by email at info@polypacific.ca or by visiting our website at www.poly-pacific.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.